Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File No. 333-198948

December 4, 2014

WELLS FARGO REAL ESTATE INVESTMENT CORPORATION

$240,000,000

9,600,000 Shares of 6.375% Cumulative Perpetual Preferred Stock, Series A

PRICING TERM SHEET

Issuer:	Wells Fargo Real Estate Investment Corporation

Title of Securities:	6.375% Cumulative Perpetual Preferred Stock, Series A

Expected Security Ratings:*	NR / BBB+ / BBB+ (Moody’s / S&P / Fitch)

Size:	$240,000,000 (9,600,000 shares)

Over-allotment Option:	$35,000,000 (1,400,000 shares)

Maturity:	Perpetual

Liquidation Preference Amount:	$25 per share of Series A Preferred Stock

Dividend Rate (Cumulative):	At a rate per annum equal to 6.375% from December 11, 2014.

Dividend Payment Dates:	Quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2015.

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, December 11, 2014 to, but excluding, March 31, 2015.

Optional Redemption:	On or after December 11, 2019, the Series A Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25 per share of Series A Preferred Stock, plus an amount equal to the sum of (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of redemption. The Series A Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to December 11, 2019 upon the occurrence of a Tax Event, a Regulatory Event or an Investment Company Act Event (each as defined in the Preliminary Prospectus dated December 2, 2014), at a redemption price equal to $25 per share of Series A Preferred Stock, plus an amount equal to the sum of (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of redemption. The holders of Series A Preferred Stock will not have the right to require the redemption of the Series A Preferred Stock.

Trade Date:	December 4, 2014.

Settlement Date:	December 11, 2014.

Price to Public:	$25 per share of Series A Preferred Stock.

Underwriting Discount:	$0.2500 per share of Series A Preferred Stock sold to institutional investors ($527,500 in the aggregate) and $0.7875 per share of Series A Preferred Stock sold to retail investors ($5,898,375 in the aggregate or $7,000,875 in the aggregate assuming the underwriters exercise their over-allotment option in full and the shares of Series A Preferred Stock are sold to retail investors).

Net Proceeds (before expenses) to Issuer:	$233,574,125 (or $267,471,625 assuming the underwriters exercise their over-allotment option in full).

Sole Book Running Manager:	Wells Fargo Securities, LLC

Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers:	Blaylock Beal Van, LLC Drexel Hamilton, LLC Lebenthal & Co., LLC Siebert Brandford Shank & Co., LLC

Listing:	We have applied to have the Series A Preferred Stock listed on the New York Stock Exchange under the symbol “WFE Pr A”.

CUSIP/ISIN:	94988N 207 / US94988N2071.

Capitalization:	The following table sets forth our capitalization as of September 30, 2014 and as adjusted for this offering.

	September 30, 2014
(in thousands)	Historical	As Adjusted for this Offering
Long-term debt	$—	—
Stockholders’ equity
Preferred stock:
Series A preferred stock, $0.01 par value per share, $240 million liquidation preference, cumulative, 9,600,000 shares authorized, issued and outstanding	—	96
Outstanding Series B preferred stock, $0.01 par value per share, $1 million liquidation preference, cumulative, 1,000 shares authorized, 667 issued and outstanding	—	—

Total Preferred Stock	—	96

Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding
Additional paid-in capital	12,285,060	12,516,769
Retained earnings (deficit)	(190,543)	(190,543)

Total stockholders’ equity	12,094,517	12,326,322

Total capitalization	$12,094,517	$12,326,322

*	Note: A securities rating may be changed, suspended or withdrawn at any time and is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing: wfscustomerservice@wellsfargo.com.